     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            CONCENTREX INCORPORATED
                           (Name of Subject Company)
                             ---------------------
                            CONCENTREX INCORPORATED
                       (Name of Person Filing Statement)
                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                                   20589S105
                     (CUSIP Number of Class of Securities)
                             ---------------------
                               MATTHEW W. CHAPMAN
                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                         400 SW SIXTH AVENUE, 2ND FLOOR
                             PORTLAND, OREGON 97204
                                 (503) 274-7280
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing this
                                   Statement)
                             ---------------------
                                    Copy To:
                               RONALD L. GREENMAN
                                TONKON TORP LLP
                               1600 PIONEER TOWER
                              888 SW FIFTH AVENUE
                             PORTLAND, OREGON 97204
                                 (503) 221-1440
  [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                                  MADE BEFORE THE
        COMMENCEMENT OF A TENDER OFFER.
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

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by JH Acquisition Corp., an Oregon corporation ("Buyer") and a wholly-owned subsidiary of John H. Harland Company, a Georgia corporation ("Parent"), to purchase all of the Shares (as defined below) of Concentrex Incorporated, an Oregon corporation (the "Company").

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name, address and telephone number of the principal executive offices of the Company are Concentrex Incorporated; 400 SW Sixth Avenue, Portland, Oregon 97204; and (503) 274-7280, respectively. This Schedule 14D-9 relates to the 5,538,661 shares of the Company's common stock, no par value, outstanding as of July 21, 2000 (the "Shares").

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Name and address. The name, business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     Tender Offer.  This Schedule 14D-9 relates to the tender offer made by John
H. Harland Company, disclosed in a Tender Offer Statement on Schedule TO dated July 21, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding Shares at a price of $7.00 per Share, net to the seller in cash, but subject to withholding required by law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

     The Schedule TO states that the principal executive offices of Buyer and Parent are located at 2939 Miller Road, Decatur, Georgia 30035.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     General. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated July 21, 2000 included as Annex A to this Schedule 14D-9 and are incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder in connection with Buyer's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders of the Company.

     In connection with the Merger Agreement, Buyer and Parent entered into Tender Agreements dated as of July 17, 2000 (the "Tender Agreements"), with each of the following stockholders of the Company: Robert P. Chamness, Matthew W. Chapman and Robert T. Jett (the "Tendering Stockholders"). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to tender an aggregate of 457,952 Shares owned of record by the Tendering Stockholders (the "Committed Shares") and the Tendering Stockholders have agreed to vote their portion of the Committed Shares in favor of the Merger and otherwise in the manner directed by Buyer. The Tendering Stockholders have also agreed that, among other things, unless the Merger Agreement is terminated in accordance with its terms, such Tendering Stockholders will not transfer the Committed Shares. The Committed Shares represent approximately 8.27% of the Shares that, as of July 21, 2000, were issued and outstanding. The form of the Tender Agreement, a copy of which is filed as Exhibit 4 hereto, is summarized in Section 11 of the Offer to Purchase and incorporated by reference herein.

     Indemnification and Insurance. The Merger Agreement provides that, for five (5) years from and after the Effective Time, Parent will cause the corporation surviving the Merger (the "Surviving Corporation") to indemnify and hold harmless all past and present officers and directors of the Company and its subsidiaries for acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified by the Company pursuant to its Articles of Incorporation, Bylaws or agreements in effect on the date of the Merger Agreement.

     Parent has agreed to cause the Surviving Corporation to maintain, for five
(5) years from the Effective Time, if available, the Company's current directors and officers liability insurance policies (provided that the Surviving Corporation may buy a substitute for such policies, policies of at least the same coverage containing terms and conditions which are not materially less favorable) that provide coverage for events occurring prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to expend more than an amount per year equal to one hundred fifty percent (150%) of current annual premiums paid by the Company for such insurance. If but for the preceding sentence the Surviving Corporation shall be required to spend more than 150% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 150% of current annual premiums.

     Matters Disclosed in Proxy Statement. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates with respect to executive compensation and stock option plans are described in the Company's Proxy Statement dated April 17, 2000, relating to its May 19, 2000 Annual Meeting of Stockholders (the "Proxy Statement"), under the headings "BOARD COMPENSATION," "EXECUTIVE COMPENSATION," "EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS," and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." A copy of such portions of the Proxy Statement has been filed as
Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.

     Stock Options. The Company has issued stock options under the 1995 Consolidated and Restated Stock Option Plan, the Nonqualified Stock Option Plan dated October 15, 1993, the Amended and Restated Outside Director Restricted Stock Plan, the 1994 Equity Incentive Plan of ULTRADATA Corporation, the Restated Outside Director Compensation and Stock Option Plan, and Stock Option Agreements dated January 21, 1999 and April 18, 2000. The Merger Agreement provides that the Company will act to accelerate the vesting of all options outstanding under the Company's various option plans. Accordingly, all options outstanding under the plans will become immediately exercisable. Under the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares granted under the plans will be cancelled and each holder of a cancelled option will be entitled to receive upon execution and delivery of an option termination agreement, in form and substance reasonably acceptable to Parent in consideration for the cancellation of such option, an amount in cash equal to
(i) the number of Shares previously subject to such option that but for the cancellation thereof would have been exercisable (after giving effect to any acceleration of vesting pursuant to the terms of such option as a result of the consummation of the Offer or the Merger), multiplied by (ii) the excess, if any, of the Offer price over the exercise price per Share of the option.

     With respect to the description of certain provisions of the Merger Agreement contained in this Item 3, see Section 11 of the Offer to Purchase, which is incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Recommendation of the Board.  At a meeting held on July 14, 2000, the Board
(1) approved and adopted the Offer and the Merger Agreement, (2) declared the Merger to be advisable and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, holders of Shares and (3) determined to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Copies of the press releases of Parent and the Company announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated herein by reference.

     Background of the Offer. On December 7 and 8, 1999, representatives of Parent met representatives of the Company at a retail banking conference and discussed the Company's recent acquisitions and upcoming product releases.

     On January 20, 2000, at Parent's quarterly board of directors meeting, members of Parent's management discussed the Company as a potential acquisition candidate. Parent's board agreed that management should initiate contact with the Company and explore a potential transaction between Parent and the Company.

     In late January, 2000, Parent's Chief Executive Officer, Timothy C. Tuff, had a conversation with the Company's Chairman and Chief Executive Officer, Matthew W. Chapman. They discussed the business direction of the two companies, potential synergies, and the possibility of a transaction between Parent and the Company. At the conclusion of the conversation, Mr. Chapman stated that the Company was committed to an independent path but that he would consider the discussion.

     In late January, 2000, Mr. Chapman, through his assistant, advised Mr. Tuff that the Company was committed to an independent path, and that no further discussions would be appropriate.

     On April 27, 2000, Mr. Tuff and other members of Parent's management had a discussion with certain members of Parent's board regarding growth aspirations and transaction possibilities for Parent, including the Company.

     On April 28, 2000, at Parent's quarterly board of directors meeting, Mr. Tuff updated the board on the consideration of a transaction with Concentrex.

     On May 15, 2000, Daniel Chu of UBS Warburg LLC, Parent's investment advisor, contacted Eran Ashany of Allen & Company, the Company's investment advisor, who is also a member of the Company's board of directors, and requested a meeting regarding possible strategic alternatives for the Company. At that time, UBS Warburg LLC was not formally retained by Parent, but was aware of Parent's interest in the Company.

     On May 18, 2000, Mr. Tuff and other members of Parent's management again had a discussion with a member of Parent's board of directors regarding growth aspirations and transaction possibilities for Parent, including the Company.

     On May 23, 2000, Mr. Chu met with Mr. Ashany and discussed the potential of a transaction between Parent and the Company. Mr. Ashany stated that the Company was investigating potential alternatives for the business and would get back with Mr. Chu within two to three weeks to let him know if further discussions were appropriate.

     On June 1, 2000, Mr. Ashany communicated to Mr. Chu that the Company was still investigating alternatives and that it might take longer than the originally communicated two to three weeks.

     On June 5, 2000, Mr. Tuff sent Mr. Chapman a letter expressing Parent's interest in a potential transaction with the Company.

     On June 9, 2000, Parent retained UBS Warburg LLC as its investment advisor with respect to the potential acquisition by Parent of the Company.

     On June 14, 2000, Mr. Ashany called Mr. Chu to communicate that the Company's board of directors was aware of the letter, and that it was well received.

     On June 16, 2000, Mr. Ashany called Mr. Chu and stated that the Company was interested in meeting with Parent to discuss the potential acquisition of the Company by Parent.

     On June 21, 2000, management team members from Parent and representatives from UBS Warburg LLC met with management team members from the Company and Mr. Ashany, who was now representing the Company as an investment advisor. The two groups discussed business direction, potential synergies, and the possible acquisition of the Company by Parent. The two teams agreed to an accelerated diligence process to begin the following week and to last two to three weeks.

     On June 23, 2000, Parent and the Company signed a mutual confidentiality agreement, and on June 26, 2000, Parent commenced diligence on the Company. Active diligence continued from that date through July 14, 2000.

     On June 30, 2000, Mr. Ashany spoke with Mr. Chu to discuss the progress on the diligence process. Mr. Ashany expressed an increasing urgency to the timing of the discussions. After multiple conversations over the weekend, the two agreed that diligence should continue, but that pricing discussions and preliminary drafting of the definitive agreement should begin during the diligence time period.

     On July 6, 2000, Parent submitted a non-binding proposal letter to the Company regarding the potential acquisition of the Company by Parent at a tender price of $5.50 per Share. The letter also contained a request for a 21-day exclusivity period in order to complete due diligence and execute a definitive agreement. On July 7, 2000, Mr. Ashany contacted Mr. Chu and told him that the Company rejected the $5.50 per Share offer and countered with a proposal of $12.00 per Share. Mr. Ashany also told Mr. Chu that the Company would not agree to a 21-day exclusivity period. Mr. Chu withdrew the request for exclusivity. Over the next several days, representatives of the Company and Parent clarified various details regarding the Company's financial structure.

     On July 10, 2000, Parent's board of directors discussed the potential acquisition of the Company with management team members and approved negotiation of a definitive agreement, subject to certain limits and final board approval.

     On July 12 through July 14, 2000, representatives of Parent and the Company met to negotiate the definitive terms of the transaction, including the purchase price. On July 14, 2000, Parent's board of directors formally approved the proposed acquisition, at a tender offer price of $7.00 per Share, subject to finalization of the definitive agreement. Also on July 14, 2000, the board of directors of the Company met and (i) determined that the Merger Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger, are advisable and are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Offer and the Merger and (iii) recommended that stockholders of the Company accept the Offer and tender their Shares to the Offeror. On the evening of July 16, 2000, Parent and the Company signed a definitive agreement for the purchase by Parent of the Company at a tender price of $7.00 per share.

     On July 17, 2000, Parent and the Company announced the definitive agreement prior to the opening of trading on the New York Stock Exchange and Nasdaq.

     On July 21, 2000, Parent and the Offeror commenced the Offer.

     Reasons for Recommendation. In making the determinations and recommendations set forth in subparagraph (a) above, the Board considered a number of factors, including, without limitation, the following:

     (1) The historical market prices and recent trading activity of the Company's Common Stock, including the fact that the Offer represents (i) a premium of 75% over the closing price of the Company's Common Stock on July 13, 2000, and (ii) a premium of 59.9% over the trailing two-month average closing price of the Company's Common Stock.

     (2) The concern of the Company's Board that trading activity in the Common Stock has, for the most part, been limited.

     (3) The extensive arms-length negotiations between the Company and Parent that resulted in the $7.00 per share price for the Common Stock.

     (4) The opinion of Allen & Company that the $7.00 per share cash consideration to be received in the Offer and the Merger by the holders of shares of Common Stock was fair, from a financial point of view, to such holders.

     (5) The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Common Stock to be followed by a second step merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time.

     (6) The fact that, while the consummation of the Offer and the Merger would eliminate the opportunity for the Company's stockholders to participate in any future growth in the profits and equity valuation of the Company, the Offer gives stockholders the opportunity to realize a significant premium over the price at which shares of Common Stock traded during the two-month period prior to the public announcement of the execution of the Merger Agreement.

     (7) The fact that Parent's obligations under the Offer are not subject to any financing condition and the financial ability of Parent to consummate the acquisition.

     (8) The limited rights of Parent to terminate the Offer or the Merger Agreement.

     (9) The fact that the Merger Agreement permits the Company's Board of Directors to, or to authorize the Company, its subsidiaries and their respective officers, directors, employees, agents and representatives to, in response to an Acquisition Proposal that the Company's Board concludes in good faith is a Superior Proposal (as defined in the Merger Agreement), (x) furnish information with respect to the Company and its subsidiaries to any person making such Acquisition Proposal pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations regarding such Acquisition Proposal, provided that, prior to taking any such action, the Company provides reasonable advance notice to Parent that it is taking such action.

     (10) The fact that the Merger Agreement permits the Company's Board to, in response to a Superior Proposal, (i) withdraw, modify or change or propose publicly to withdraw, modify or change its recommendation of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, a Superior Proposal, and (iii) terminate the Merger Agreement, after providing written notice advising Parent that the Company's Board is prepared to accept a Superior Proposal.

     (11) The limited circumstances in which the Company would be required to pay a break-up fee if the transaction does not close.

     (12) The fact that the transaction provides a solution to the Company's need for additional capital to meet its commitments to customers and lenders during the third and fourth quarters.

     (13) The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

     The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

     Intent to Tender. To the best of the Company's knowledge, its executive officers, directors and affiliates currently intend to tender their Shares to Buyer pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Allen & Company as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Allen & Company's engagement, the Company agreed to pay Allen & Company a fee equal to two percent (2%) of the Company's enterprise value as determined by the Merger transaction for its services. The Company also has agreed to reimburse Allen & Company for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Allen & Company and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Allen & Company's engagement. Allen & Company has provided investment banking services to the Company in the past unrelated to the Offer and the Merger, for which services Allen & Company has received compensation. In the ordinary course of business, Allen & Company and its affiliates may hold the securities of the Company for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Mr. Eran Ashany, a director of the Company, is also a director of Allen & Company.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in Shares, except as disclosed in Item 2 above, which information is incorporated herein by reference.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 17, 2000, among the Company, Buyer and Parent (the "Merger Agreement"), which provides for the making of the Offer by Buyer, subject to the conditions and upon the terms of the Merger Agreement and for the merger of Buyer with and into the Company (the "Merger"). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held by Parent or Buyer, or Shares and Company Preferred Stock owned by the Company or by a Subsidiary of the Company (as defined in the Merger Agreement) and Shares held by stockholders validly exercising dissenters' rights pursuant to the Oregon Business Corporation Act ("OBCA")) will, upon approval by stockholder vote, if required, be converted into the right to receive, without interest, an amount in cash equal to $7.00 (or any higher price Buyer determines in its sole discretion to pay in the Offer) per Share (the "Merger Consideration"). If Buyer obtains more than 50% of all outstanding Shares on a fully diluted basis, approval is guaranteed. If Buyer obtains more than 90% of all outstanding Shares, no vote of the Company's stockholders will be required under the OBCA to approve the Merger. The Merger Agreement, a copy of which is filed as Exhibit 3 hereto, is summarized in
Section 11 of the Offer to Purchase and incorporated herein by reference.

     Promptly following the acceptance of, and payment by Buyer for, the Shares pursuant to the Offer, (i) the Company will, if requested to do so by Parent, redeem all of the outstanding shares of Class A Preferred Stock in accordance with its terms and will irrevocably deposit funds sufficient to redeem such shares in an account to pay for such redemption, and (ii) Parent will wire transfer immediately available funds to an account designated by the Company in an amount equal to the amount necessary to redeem all outstanding shares of Class A Preferred Stock.

     Other than as set forth above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 attached hereto as Annex A is being furnished to the Company's stockholders in connection with the contemplated designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders as described in Item 3 above, and is incorporated herein by reference.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

     Oregon Takeover Legislation.  The OBCA contains provisions in Sections
60.801 to 60.813 (the "Oregon Control Share Act") that a person (the "Acquiror") who acquires voting stock of an Oregon corporation in a transaction which results in the Acquiror holding more than each of 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("Control Shares") unless voting rights are accorded to the Control Shares by: (a) a majority of each voting group entitled to vote; and (b) the holders of a majority of the outstanding voting shares, excluding the Control Shares held by the Acquiror and shares held by the corporation's officers and inside directors. The term "Acquiror" is broadly defined to include persons acting as a group.

     The Company has amended its bylaws to provide that the Company, Parent and Buyer and the Offer, the Merger and the related transactions are not subject to the Oregon Control Share Act.

     The OBCA also contains provisions in Sections 60.825 to 60.845 (the "Oregon Business Combination Statute") that purport to regulate certain business combinations of a corporation organized under Oregon law whose stock is publicly traded, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Shareholder"). Section 60.835 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Shareholder unless (i) prior to the date the stockholder first becomes an Interested Shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Shareholder, (ii) upon becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Shareholder.

     The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the effect of the Tendering Stockholders entering into the Tender Agreements with Parent, for the purposes of the Oregon Business Combination Statute; therefore the restrictions of the Oregon Business Combination Statute are inapplicable to the Offer, the Merger and the related transactions.

     The Company's Articles of Incorporation. Article VI of the Company's Articles of Incorporation provides that the approval of 75% of all outstanding Shares, voting as one class, is required for the approval or authorization of certain business combinations involving the Company. However, Article VI does not apply to the Offer, the Merger and the related transactions because the Company's Board of Directors has approved them.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

*+1  --   Offer to Purchase dated July 17, 2000.
*+2  --   Form of Letter of Transmittal.
 +3  --   Agreement and Plan of Merger, dated as of July 17, 2000,
          among Parent, Buyer and the Company.
 +4  --   Form of Tender Agreement, dated as of July 17, 2000, between each of the Tendering Stockholders, Buyer and Parent.
  5  --   The sections under the headings "EXECUTIVE COMPENSATION,"
          "EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
          CHANGE-IN-CONTROL ARRANGEMENTS," AND "CERTAIN RELATIONSHIPS
          AND RELATED TRANSACTIONS" from the Company's Proxy Statement dated April 17, 2000.
 +6  --   Text of press releases issued by Parent and the Company
          dated July 17, 2000.
 *7  --   Letter to Stockholders of the Company dated July 21, 2000.
 *8  --   Information Statement dated July 21, 2000 (included as Annex
          A hereto and incorporated herein by reference thereto).
 *9  --   Opinion of Allen & Company (included as Annex B hereto and incorporated herein by reference thereto).

---------------

 * Included in materials delivered to stockholders of the Company.
+ Filed as an exhibit to the Tender Offer Statement on Schedule TO dated July
  21, 2000 of Buyer and Parent, and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONCENTREX INCORPORATED

                                          /s/ Matthew W. Chapman
                                          Name: Matthew W. Chapman
                                          Title: Chairman and Chief Executive
                                          Officer

Dated as of July 21, 2000.

                                                                         ANNEX A

                            CONCENTREX INCORPORATED
                           400 SW SIXTH, SECOND FLOOR
                             PORTLAND, OREGON 97204
                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER
                             ---------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
          NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                           SEND THE COMPANY A PROXY.
                             ---------------------

     This Information Statement is being mailed on or about July 21, 2000, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Concentrex Incorporated (the "Company") to the holders of record of shares of Common Stock without par value (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by John H. Harland Company, a Georgia corporation ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     On July 17, 2000, the Company, Parent and JH Acquisition Corp., an Oregon corporation and a wholly-owned subsidiary of Parent ("Buyer"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Buyer commenced the Offer. The Offer is scheduled to expire on Friday, August 18, 2000, unless the Offer is extended.

     The Merger Agreement requires the Company to cause the directors designated by Buyer to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in the Information Statement (including information incorporated by reference) concerning Parent and Buyer and the Parent Designees (as defined herein) has been furnished to the Company by Parent and Buyer, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     As of July 17, 2000, there were 5,538,661 Shares outstanding. Each Share has one vote. The nonvoting Class A Preferred Stock is the only other class of securities of the Company outstanding, of which not more than 7,017 shares are issued and outstanding. The Board currently consists of three classes, each with three members. Each director serves a three-year term and until such director's successor has been duly elected and qualified, or until such director's earlier resignation or removal. At each annual meeting of stockholders, members are elected to the class of directors whose terms are due to expire in the year in which such meeting is held. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase and payment for Shares by Buyer pursuant to the Offer that represent at least a majority of the outstanding Shares, Parent is entitled to designate a number of directors (the "Parent Designees") on the Board equal to the product (rounded up to the nearest whole number) of the total number of directors on the Board (after giving effect to the Parent Designees) multiplied by the percentage that the number of Shares owned by Buyer and its affiliates bears to the number of outstanding Shares. The Company will use best efforts to enable such Parent Designees to be appointed or elected to the Board including, if necessary, increasing the size of the Board or securing the resignations of current directors.

     Following the appointment or election of Parent's Designees and prior to the effective time of the Merger contemplated by the Merger Agreement, the affirmative vote of a majority of the directors who are not Parent Designees will be required for the Company to take action to amend or terminate the Merger Agreement, exercise or waive the rights or remedies of the Company under the Merger Agreement or extend the time allotted for Parent or Buyer to perform their obligations under the Merger Agreement.

     Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the potential Parent Designees is presented below. All persons listed below are citizens of the United States of America.

                                                         PRESENT PRINCIPAL OCCUPATION OR
                                                        EMPLOYMENT AND MATERIAL POSITIONS
                NAME                   AGE                  HELD DURING PAST FIVE YEAR
                ----                   ---    ------------------------------------------------------
Charlie B. Carden....................  55     Vice President and Director of the Buyer; Vice
                                              President and Chief Financial Officer of Parent; Prior
                                              to June 1999, he served as Executive Vice President
                                              and Chief Financial Officer of Mariner Post-Accute
                                              Network, a health care provider, and prior to 1996 he
                                              was employed by Leaseway Transportation Corp., last
                                              serving as Senior Vice President and Chief Financial
                                              and Administrative Officer.
Timothy C. Tuff......................  53     President and Director of the Buyer; Chairman,
                                              President and Chief Executive Officer of Parent;
                                              Director of Printpak, Inc.; Prior to October 1998 he
                                              served as President and Chief Executive Officer of
                                              Boral Industries, Inc., a world leader in building and
                                              construction materials.
John C. Walters......................  60     Vice President, Secretary and Director of the Buyer;
                                              Vice President, Secretary and General Counsel of
                                              Parent; Prior to 1996 he served as Executive Vice
                                              President of First Financial Management Corporation, a
                                              diversified information and financial services
                                              company.

     Parent has also advised the Company that, to the best of Parent's knowledge, none of the potential Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iii) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9 or the Offer to Purchase.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
                        EXECUTIVE OFFICERS AND DIRECTORS

                                    CLASS 1
                               (TERM ENDING 2003)

MATTHEW W. CHAPMAN
Chairman and Chief Executive Officer
Concentrex Incorporated
Portland, Oregon

Age: 49
Director Since: 1987

     Mr. Chapman has served as the Company's Chief Executive Officer since February 1988 and as its Chairman since February 1991. Mr. Chapman was President of the Company from August 1987 to April 1992 and became a director in September 1987. Prior to joining the Company, Mr. Chapman was outside counsel to the Company, and was a founding partner of the law firm of Farleigh, Wada & Witt, P.C. Mr. Chapman has previously served as a faculty member of the American Bankers Association National Graduate Compliance School and the Credit Union National Association Regulatory Compliance School. Mr. Chapman is a director of Microchip Technology, Incorporated, a Chandler, Arizona manufacturer and supplier of programmable microchips. Mr. Chapman is also a Trustee of the University of Portland.

FRANK E. BRAWNER
Retired
Neskowin, Oregon

Age: 66
Director Since: 1998

     Mr. Brawner served as the Chief Executive Officer of the Oregon Bankers Association and the Independent Community Banks of Oregon from 1975 until his retirement in 1998. He became President of the Oregon Bankers Association in 1992. From 1991 through 1998, Mr. Brawner also served as Executive Vice President of the Oregon Mortgage Bankers Association. Mr. Brawner has also served as Secretary of the Northwest Intermediate Banking Schools and as a member of the Board of Directors of the Pacific Coast Banking School and the Oregon Society of Association Executives.

ROBERT B. WITT
Executive Vice President & Chief Information Officer
Medibuy.com, Inc.
La Mesa, CA

Age: 48
Director Since: 2000

     Since May 1999, Mr. Witt has been employed as Vice President of Technology and Chief Information Officer at Medibuy.com, Inc., a company providing e-commerce solutions for the procurement of healthcare products such as medical supplies and equipment. Prior to joining Medibuy, Mr. Witt served as Chief Information Officer at Sequent Computer Systems from January 1995 until August 1998 and at Oracle Corporation from September 1998 until April 1999. Mr. Witt also served as Chief Information Officer for British Petroleum and was the President/Owner of Witt Enterprises, a Value Added Remarketer of IBM mini-computers. Mr. Witt is also on the IS Advisory Council for Oregon State University.

             MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE

                                    CLASS 2
                               (TERM ENDING 2001)

ERAN S. ASHANY
Director
Allen & Company Incorporated
New York, New York

Age: 37
Director Since: 1993

     Mr. Ashany has been employed by Allen & Company Incorporated, an investment banking company, since August 1988, and has been a Vice President and Director of that firm since September 1990 and February 1995, respectively. Mr. Ashany is also a director of Eco-Bat Technologies, plc, a lead smelter and battery recycler with operations in the United Kingdom, Germany, France, Italy and Austria.

ROBERT P. CHAMNESS
President and Chief Operating Officer
Concentrex Incorporated
Portland, Oregon

Age: 47
Director Since: 1993

     Mr. Chamness has served as President and Chief Operating Officer of the Company since July 1995 and previously served as Executive Vice President and General Counsel of the Company from April 1993. From 1985 to March 1993, Mr. Chamness was a partner with the law firm of McKenna & Fitting, Los Angeles, California, and its predecessor. From 1990 to 1994, Mr. Chamness served as the Chair of the Consumer Financial Services Committee of the American Bar Association. Mr. Chamness has authored numerous compliance manuals for the American Bankers Association, including manuals relating to the Truth in Savings Act and consumer lending.

L. B. DAY
President and Director
L.B. Day & Company, Inc.
Portland, Oregon

Age: 55
Director Since: 1999

     Since 1995, Mr. Day has been President and a director of L.B. Day & Company, Inc., a consulting firm which provides organization development, design and planning services to clients at senior and executive levels. From 1983 to 1994 he served as Vice President and then President of Day-Floren Associates, Inc., a consulting firm specializing in strategic planning for high-technology companies. Mr. Day is a director of Microchip Technology, Incorporated, a Chandler, Arizona manufacturer and supplier of programmable microchips.

                                    CLASS 3
                               (TERM ENDING 2002)

J. KENNETH BRODY
Chairman
ComPix Incorporated
Portland, Oregon

Age: 77
Director Since: 1990

     Mr. Brody has served as the Chairman of ComPix Incorporated, a manufacturer of infrared thermal analysis devices since 1984. Mr. Brody is also a Director of the U.S. Navy Memorial Foundation and a member of the Yale Development Board. From 1992 until December 1996, he served as a consultant to First Portland Corporation and as a member of the management committee of Intercoastal Manufacturing, Co., a golf cart parts sales and services company. Mr. Brody has served as a consultant to the Company since 1998.

ROBERT T. JETT
Executive Vice President, Product Development Division and Secretary Concentrex Incorporated
Portland, Oregon

Age: 55
Director Since: 1987

     Mr. Jett has served as Executive Vice President and Secretary of the Company since April 1984. Mr. Jett is responsible for managing the Product Development Division. Prior to joining the Company, he managed the legal department of Evans Products Company, a diversified manufacturing company.

LORRAINE O. LEGG
President and Chief Executive Officer
TIS Financial Services, Inc.
San Francisco, California

Age: 60
Director Since: 1995

     Ms. Legg has served as President and Chief Executive Officer of TIS Financial Services, Inc., an asset securitization and management company, since its formation in 1984. Ms. Legg also serves as President, Chief Executive Officer and a director of TIS Mortgage Investment Company, a real estate investment trust. Prior to her involvement with TIS, Ms. Legg served as Vice President and Treasurer of Boise Cascade Corp, a Fortune 500 forest products manufacturer, and in various management roles with affiliates of Boise Cascade Corp. From 1967 through 1970, Ms. Legg was Vice President of the Federal National Mortgage Association, and was a principal architect of the GNMA mortgage-backed security. Ms. Legg also serves as Chairman of The Planned Giving Foundation, Inc., a charitable organization.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held three regular meetings, seven special meetings and took action pursuant to two unanimous written consents during the year ended December 31, 1999. There are five standing committees of the Board: the Audit, Compensation, Nominating, Executive and Proxy Committees. During the 1999 fiscal year, all of the directors attended at least 75% of the total number of meetings of the Board of Directors and committees on which they served.

     During 1999, the Audit Committee of the Board was comprised of Eran S. Ashany (Chair), L. B. Day and Frank Brawner, none of whom was otherwise employed by the Company. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors, and reports regularly to the Board. The Audit Committee held three meetings during 1999.

     During 1999, the Compensation Committee was comprised of Eran S. Ashany, J. Kenneth Brody (Chair), L. B. Day and Lorraine O. Legg, none of whom was otherwise employed by the Company. This Committee reviews the performance of the executive officers and considers executive compensation data in making recommendations to the Board relating to salaries and incentive compensation for executives. The Compensation Committee also administers the Company's Stock Option Plans and approves stock option grants and contributions to the Company's 401(k) profit sharing plan. The Compensation Committee held no meetings during 1999, but took action pursuant to two unanimous written consents. See "Executive Compensation -- Compensation Committee Interlocks and Insider Participation."

     During 1999, the Nominating Committee was comprised of J. Kenneth Brody, Robert P. Chamness, Matthew W. Chapman and Lorraine O. Legg (Chair). This Committee recommends to the Board of Directors nominees for election as directors. Shareholders' suggestions for director nominees may be submitted to the Secretary of the Company for consideration by the Nominating Committee. The Nominating Committee held one meeting during 1999.

     During 1999, the Executive Committee was comprised of J. Kenneth Brody, Matthew W. Chapman (Chair), Lorraine O. Legg, Robert P. Chamness and Frank Brawner. This Committee is empowered to exercise all of the authority of the Board in the management of the Company except as otherwise may be provided by law. The Executive Committee held no meetings during 1999, but took action pursuant to two unanimous written consents.

     During 1999, the Proxy Committee was comprised of Robert P. Chamness, Matthew W. Chapman (Chair) and Robert T. Jett. This Committee votes shareholder proxies at the annual meeting and at any special meetings if appointed by shareholders in a written proxy. The Proxy Committee held no meetings during 1999.

                               BOARD COMPENSATION

     In accordance with the terms of the Outside Directors Compensation and Stock Option Plan, all outside directors receive an annual retainer of $7,000 for serving as members of the Board of Directors and $1,000 for each Board of Directors meeting attended, as well as a stock option to purchase 4,000 shares, granted on the first business day following the annual meeting of shareholders, with an exercise price equal to the fair market value of the Company's Common Stock at the close of trading on the last trading day prior to the issuance of the option, in each case pro rated for service during a partial year. All options granted under the Outside Directors Compensation and Stock Option Plan are fully vested upon grant.

     During 1999, the Company paid J. Kenneth Brody the sum of $12,000 for services as a consultant. Mr. Brody has served the Company as a consultant since 1988. The Company expects to retain Mr. Brody's services as a consultant in 2000 at approximately the same level of business for the same level of compensation.

                        NON-DIRECTOR EXECUTIVE OFFICERS

KATHLEEN M. BROMAGE
Vice President, e-Commerce Group
Age: 42

     Ms. Bromage joined the Company as Vice President of its newly formed e-Commerce Group in connection with the Company's acquisition of MECA Software L.L.C. ("MECA") in May 1999. Ms. Bromage served as Executive Vice President and Chief Financial Officer of MECA with responsibility for day-to-day operations as well as for the execution of MECA's business strategy and development initiatives. For twelve years prior to joining MECA, Ms. Bromage held several positions with Shawmut National Corporation, a financial institution and prior to that she held positions with Price Waterhouse, an accounting firm.

MICHAEL J. CLEMENT
Senior Vice President, Customer Services Division
Age: 52

     Mr. Clement joined the Company in October 1984 and has served as Senior Vice President, Customer Services Division since October 1999 and previously as Senior Vice President, Customer Support & Quality Assurance Division. Mr. Clement was Senior Vice President of the Standard Products Group from October 1995 until May 1996 and from June 1996 until January 1998 he served as Vice President of the Electronic Products Delivery Group. Prior to joining the Company, Mr. Clement was a Regional Vice President for Evans Financial Corp., a mortgage banking company.

DANIEL C. LARLEE
Senior Vice President, Technology & Research Division and Chief Technology
Officer
Age: 48

     Mr. Larlee joined the Company in April 1992 as its Director of Technology and became a Vice President and Chief Technology Officer of the Company in September 1994. In January 1998, Mr. Larlee was elected Vice President, Technology & Research Division and Chief Technology Officer and was promoted to Senior Vice President in January 1999. From May 1989 until he joined the Company, Mr. Larlee was Director of Technology for World Trade Services, a software and data processing services provider to businesses engaged in international trade.

LOIS M. ROBERTS
Executive Vice President, Sales, Marketing & Customer Relations
Age: 54

     Ms. Roberts joined the Company in May 1993 as its Operations Software Product Manager and was elected Vice President of Marketing and Corporate communications in October 1995. In January 1998, Ms. Roberts was elected Senior Vice President, Sales, Marketing & Customer Services Division. In January 2000, Ms. Roberts was elected Executive Vice President, Sales, Marketing & Customer Relations. Prior to joining the Company in 1993, Ms. Roberts served as the President of Quickor Net, Inc., a privately held data processing company located in Portland, Oregon.

KURT W. RUTTUM
Vice President, Finance & Administration Division, Chief Financial Officer and Treasurer
Age: 40

     Mr. Ruttum joined the Company in November 1997 as Vice President, Finance & Administration Division and Chief Financial Officer. In January 1999, Mr. Ruttum was appointed Treasurer of the Company. From October 1996 until November 1997, Mr. Ruttum was Vice President and General Counsel for Phoenix Gold International, Inc., a manufacturer of car audio equipment. From February 1997 until November 1997, Mr. Ruttum also served as Secretary of Phoenix Gold International, Inc. Mr. Ruttum was an attorney with the law firm Tonkon Torp LLP in Portland, Oregon, where he emphasized corporate finance and securities matters, from 1986 through August 1996

JEFFREY P. STRICKLER
Vice President, Legal, Risk Management & Corporate Development Division, General Counsel and Assistant Secretary
Age: 42

     Mr. Strickler joined the Company in August 1994 as Corporate Counsel. He was elected General Counsel and Assistant Secretary in January 1996 and Vice President, Legal, Risk Management and Corporate Development Division, General Counsel and Assistant Secretary in January 1998. From January 1991 until joining the Company, Mr. Strickler served as Corporate Counsel for Cadre Technologies, Inc., a developer and manufacturer of software development automation products formerly located in Beaverton, Oregon. Mr. Strickler was an attorney with the law firm Perkins Coie in Portland, Oregon from 1985 to January 1991.

ERIC T. WAGNER
Senior Vice President, Custom Products
Age: 50

     Mr. Wagner joined the Company as Senior Vice President in November 1995 in connection with the Company's acquisition of Culverin Corporation, a developer and distributor of financial institution sales and service delivery software products ("Culverin"). In January 1998, Mr. Wagner was elected Senior Vice President, Product & Corporate Integration, with responsibility for managing the Company's retail delivery products and integration of the Company's products and corporate organization. Mr. Wagner joined Culverin in 1979, and served as its President and Director until its acquisition by the Company.

                               SECURITY OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of February 29, 2000, certain information furnished to the Company with respect to ownership of the Company's Common Stock of (i) each director, (ii) the "Named Executive Officers" (as defined under "Executive Compensation"), (iii) all persons known by the Company, based upon review of Schedules 13D and 13G filed with the Securities and Exchange Commission, TO BE BENEFICIAL OWNERS OF MORE THAN 5% OF ITS COMMON STOCK, AND (IV) ALL CURRENT EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP. The Company had 5,253,972 shares issued and outstanding on February 29, 2000.

                                                                    COMMON STOCK (A)
                                                              -----------------------------
                                                              NUMBER OF   PERCENT OF SHARES
            NAME AND ADDRESS OF BENEFICIAL OWNER               SHARES        OUTSTANDING
            ------------------------------------              ---------   -----------------
Brown Capital Management....................................    969,000         18.4%
  809 Cathedral Street
  Baltimore, MD 21201(B)
Wellington Management Co.(C)................................    515,200          9.8%
  75 State Street
  Boston, Massachusetts 02109
Becker Capital Management(D)................................    407,000          7.7%
  1211 SW 5TH Avenue, Suite 2185
  Portland, Oregon 97204
Brinson Partners Inc.(E)....................................    276,534          5.3%
  209 South Lasalle Street
  Chicago, Illinois 60604
Matthew W. Chapman(F)(G)....................................    403,884          7.7%
Robert P. Chamness(H).......................................    188,739          3.6%
Robert T. Jett(I)...........................................    182,629          3.5%
J. Kenneth Brody(J).........................................     29,500            *
Lois M. Roberts(K)..........................................     24,368            *
Eran S. Ashany(L)...........................................     15,500            *
Lorraine O. Legg(M).........................................     13,100            *
Frank E. Brawner(N).........................................      5,293            *
L. B. Day(O)................................................      4,663            *
Robert B. Witt(P)...........................................      3,151            *
Kathleen M. Bromage.........................................      1,400            *
All directors and executive officers as a group (17
  persons)(Q)...............................................  1,079,996         20.6%

---------------
* Less than one percent

A. Applicable percentage of ownership is based on 5,253,972 shares of Common Stock outstanding as of February 29, 2000 together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days after February 29, 2000 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

B. Brown Capital Management ("Brown") is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As of December 31, 1999, Brown, in its capacity as investment adviser, may be deemed to have beneficial ownership of 969,000 shares of common stock of Concentrex Incorporated that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. As of December 31, 1999, Brown had sole voting power with respect to 879,900 shares and sole dispositive power with respect to all 969,000 shares.

C. Wellington Management Company, LLP, ("WMC") is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As of December 31, 1999, WMC, in its capacity as investment adviser, may be deemed to have beneficial ownership of 515,200 shares of common stock of Concentrex Incorporated that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. As of December 31, 1999, WMC had shared voting power with respect to 209,800 shares and shared dispositive power with respect to all 515,200 shares.

D. Becker Capital Management ("Becker") is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As of December 31, 1999, Becker, in its capacity as investment adviser, may be deemed to have beneficial ownership of 407,000 shares of common stock of Concentrex Incorporated that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. As of December 31, 1999, Becker had sole voting power with respect to 369,400 shares and dispositive power with respect to all 407,000 shares.

E. Brinson Partners Inc. ("Brinson") is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As of December 31, 1999, Brinson, in its capacity as investment adviser, may be deemed to have beneficial ownership of 276,534 shares of common stock of Concentrex Incorporated that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. As of December 31, 1999, Brinson had sole voting and shared dispositive power with respect to all 276,534 shares.

F. The address for such person IS 400 S.W. 6TH Avenue, Portland, Oregon 97204.

G. Includes 96,000 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

H. Includes 173,300 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

I. Includes 48,000 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

J. Includes 12,000 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

K. Includes 21,824 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

L. Includes 12,000 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

M. Includes 12,000 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

N. Includes 5,293 shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

O. Includes 4,663 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.

P. Includes 1,151 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.

Q. Includes 568,479 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.

                             EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

     Shown below is information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1999, 1998, and 1997, of the following persons: (i) the chief executive officer of the Company as of December 31, 1999 and (ii) the other four most highly compensated executive officers of the Company who were serving in that capacity as of December 31, 1999. The individuals described in (i) and (ii) above are referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM COMPENSATION
                                                                    ------------------------
                                            ANNUAL COMPENSATION     RESTRICTED    SECURITIES    ALL OTHER
                                          -----------------------      STOCK      UNDERLYING   COMPENSATION
   NAME AND PRINCIPAL POSITION     YEAR   SALARY($)(1)   BONUS($)   AWARD($)(2)   OPTIONS(#)      ($)(3)
   ---------------------------     ----   ------------   --------   -----------   ----------   ------------
Matthew W. Chapman...............  1999     255,000      100,000       5,500        20,000         7,680
  Chairman and Chief               1998     226,000      226,000          --        30,000        11,180
  Executive Officer                1997     205,000           --          --            --        11,180
Robert P. Chamness...............  1999     227,500       75,000       5,500        16,500         9,356
  Director, President and          1998     203,150      192,993          --        25,000        12,800
  Chief Operating Officer          1997     184,500           --          --            --        12,800
Robert T. Jett...................  1999     200,000       50,000       5,500        10,000         9,356
  Director, Executive Vice         1998     180,000      108,000          --        15,000        12,800
  President and Secretary          1997     162,500           --          --            --        12,800
Lois M. Roberts..................  1999     175,000       50,000       5,500         5,000         2,156
  Executive Vice President         1998     160,000       80,000          --        16,000        12,800
                                   1997     138,750           --          --         5,000         3,915
Kathleen M. Bromage..............  1999     109,375      118,292          --            --           480
  Vice President                   1998          --           --          --            --            --
                                   1997          --           --          --            --            --

---------------
(1) Includes amounts deferred by executive officers under the Company's 401(k) profit sharing plan.

(2) Represents the dollar value of stock issued through the Company's Employee Savings and Stock Ownership Plan. The Plan consists of two components: bonus and 401(k) match. For the bonus, stock value was calculated at the average stock price for the six months ended June 30, 1999. For the 401(k) match, stock value was calculated at the average stock price per quarter.

(3) Stated amounts include Company contributions to the Company's 401(k) profit sharing plan, life insurance premiums, and parking and automobile allowance as follows:

                DESCRIPTION OF "ALL OTHER COMPENSATION" AMOUNTS

                                   1999      1998      1997               DESCRIPTION
                                  ------    ------    ------    --------------------------------
Matthew W. Chapman..............  $   --    $3,200    $3,200    401(k) Plan contribution
                                     480       780       780    Life insurance premium
                                   7,200     7,200     7,200    Parking and automobile allowance
Robert P. Chamness..............      --     3,200     3,200    401(k) Plan contribution
                                     480       780       780    Life insurance premium
                                   8,876     8,820     8,820    Parking and automobile allowance
Robert T. Jett..................      --     3,200     3,200    401(k) Plan contribution
                                     480       780       780    Life insurance premium
                                   8,876     8,820     8,820    Parking and automobile allowance
Lois M. Roberts.................      --     3,200     3,200    401(k) Plan contribution
Kathleen M. Bromage.............     480       780       715    Life Insurance premium
                                   1,676     8,820        --    Parking and automobile allowance
                                     480        --        --    Life Insurance premium

STOCK OPTIONS GRANTED

     The following table contains information concerning the grant of stock options under the Company's 1995 Consolidated Stock Option Plan (the "1995 Plan") to the Named Executive Officers in 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL
                                                    INDIVIDUAL GRANTS                      REALIZABLE VALUE
                                    --------------------------------------------------     AT ASSUMED ANNUAL
                                     NUMBER OF     % OF TOTAL                            RATES OF STOCK PRICE
                                    SECURITIES      OPTIONS                                APPRECIATION FOR
                                    UNDERLYING     GRANTED TO    EXERCISE                   OPTION TERM(2)
                                      OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION   ---------------------
               NAME                 GRANTED(1)    FISCAL YEAR    ($/SH.)       DATE       5% ($)      10% ($)
               ----                 -----------   ------------   --------   ----------   ---------   ---------
Matthew W. Chapman................    20,000         8.2%         $12.25     1/21/09     $154,077    $390,466
Robert P. Chamness................    16,500         6.8%         $12.25     1/21/09     $127,114    $322,134
Robert T. Jett....................    10,000         4.1%         $12.25     1/21/09     $ 77,038    $195,232
Lois M. Roberts...................     5,000         2.0%         $12.25     1/21/09     $ 38,518    $ 97,615
Kathleen M. Bromage...............        --           --             --          --           --          --

---------------
(1) The option grants listed above all vest 20 percent per year on each of the five anniversary dates following the date of grant.

(2) These calculations are based on certain assumed annual rates of appreciation as required by rules adopted by the Securities and Exchange Commission requiring additional disclosure regarding executive compensation. Under these rules, an assumption is made that the shares underlying the stock options shown in this table could appreciate at rates of 5% and 10% per annum on a compounded basis over the ten-year term of the stock options. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's Common Stock and overall stock market conditions. There can be no assurance that amounts reflected in this table will be achieved.

OPTION EXERCISES AND HOLDINGS

     The following table provides information concerning the exercise of options during 1999 and unexercised options held as of December 31, 1999, with respect to the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                          NUMBER OF         VALUE OF UNEXERCISED
                                                                    SECURITIES UNDERLYING       IN-THE-MONEY
                                                                     UNEXERCISED OPTIONS          OPTIONS
                                       SHARES ACQUIRED    VALUE         AT FY-END (#)         AT FY-END ($)(1)
                                         ON EXERCISE     REALIZED       EXERCISABLE/            EXERCISABLE/
                NAME                         (#)           ($)          UNEXERCISABLE          UNEXERCISABLE
                ----                   ---------------   --------   ---------------------   --------------------
Matthew W. Chapman...................        --             --          66,000/84,000                 --/--
Robert P. Chamness...................        --             --         155,000/66,500           $102,250/--
Robert T. Jett.......................        --             --          33,000/42,000                 --/--
Lois M. Roberts......................        --             --          14,625/25,600           $  1,150/--
Kathleen M. Bromage..................        --             --                  --/--                 --/--

---------------
(1) Market value of the underlying securities at December 31, 1999, $8.0625 per share, minus the exercise price of the unexercised options.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, the Compensation Committee was comprised of Eran S. Ashany, J. Kenneth Brody (Chair), L.B. Day and Lorraine O. Legg, none of whom was otherwise employed by the Company.

     In 1997, the Company formed Lori Mae, L.L.C., an Oregon limited liability company ("Lori Mae"), with Pacific Securitization, Inc., a California corporation involved in asset securitization. The Company and Pacific Securitization, Inc. each own 50 percent of Lori Mae. Lori Mae was formed to acquire and securitize standardized small business loans and credit lines originated by the Company's client banks and other regulated financial institutions. Lorraine Legg, a member of the Company's Board of Directors, owns a 39.25 percent interest in Pacific Securitization, Inc.

                EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT
                       AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company entered into an Employment Agreement (the "Agreement") with Eric T. Wagner on November 21, 1995 when it acquired Culverin Corporation. The Agreement expires on November 20, 2000. The Agreement provided Mr. Wagner with an initial annual base salary of $120,000, with adjustments made annually as determined by the Company's President, and incentive compensation based upon the achievement of certain performance objectives. In the event that the Agreement is terminated by the Company for convenience or by Mr. Wagner for good reason, then Mr. Wagner is entitled to severance in an amount not more than the amount he would have received during the remaining term of the Agreement, but not less than the lesser of (i) the amount he received during the twelve month period immediately preceding the termination or (ii) the amount he would have received during the remaining term of the Agreement.

     The Company has entered into Executive Retention Agreements, currently with nine executive officers of the Company, including four of the Named Executive Officers. The Executive Retention Agreements provide favorable severance benefits for the executive officers should their positions be diminished or terminated due to a change in control. Specifically, they authorize, upon the occurrence of a change-in-control, a severance payment to the executive officer of a single payment in cash equal to three times the officer's annual compensation, including base, bonus and incentive compensation, at the rate in effect immediately prior to termination or at the rate in effect immediately prior to the change in control of the Company, whichever is greater. The executive officers may also receive certain other benefits in the event of a change in control, all of which are described in the Executive Retention Agreement.

     In connection with our acquisition of MECA, we assumed the obligations under an employment agreement between Kathleen Bromage and MECA. Ms. Bromage is Vice President of our E-commerce Group. Her employment agreement provides that, among other things, Ms. Bromage is entitled to receive one-year continuation of salary, short-term incentive awards and benefits if she is terminated without cause.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company engaged the services of Michaels Printing, Inc. for purposes of printing and related services, for which the Company paid an aggregate of approximately $69,900 during 1999. Robert T. Jett, Executive Vice President, Secretary and a member of the Board of Directors of the Company, is the brother of Michael Jett, an equity owner of Michaels Printing, Inc. The Company believes that the terms and conditions under which printing orders have been made with Michaels Printing, Inc. have been based on competitive prices for similar services available within the Portland metropolitan area. The Company expects to continue this business relationship in 2000.

     In 1997, the Company formed Lori Mae, L.L.C., an Oregon limited liability company ("Lori Mae"), with Pacific Securitization, Inc., a California corporation involved in asset securitization. The Company and Pacific Securitization, Inc. each own 50 percent of Lori Mae. Lori Mae was formed to acquire and securitize standardized small business loans and credit lines originated by the Company's client banks and other regulated financial institutions. Lorraine Legg, a member of the Company's Board of Directors, owns a 39.25 percent interest in Pacific Securitization, Inc.

     Pursuant to a Stock Sale and Purchase Agreement (the "Agreement") entered into by the Company in connection with its acquisition of all of the issued and outstanding common stock of Culverin Corporation in November 1995, Eric Wagner, a former Culverin shareholder and an executive officer of the Company, received $1,177,877 cash paid in installments through December 31, 1999, and 10,704 shares of the Company's Common Stock on January 1, 1998.

     Certain other contingent payments to Mr. Wagner will be made on an annual basis through September 30, 2001. The contingent payments will be equal to specified percentages of the Company's revenues (as such term is defined in the Agreement) attributable to the licensing of certain products in each fiscal year during such period. Contingent payments made through December 31, 1999 total $1,090,822 and were made in cash. Contingent payments earned in 2000 may be made, at the Company's option, either in cash or in combination of cash and the Company's Common Stock. The aggregate payments to be made by the Company pursuant to the Agreement to all former Culverin shareholders, including Mr. Wagner, cannot exceed $10 million, but accelerate upon a change of control.

     The Company has pledged a certificate of deposit in the amount of $200,000 with a bank, securing a loan by the bank to Robert P. Chamness in connection with construction of Mr. Chamness' principal residence. The loan is scheduled to be repaid upon the sale of Mr. Chamness' current residence.

     On August 13, 1999 the Company and its subsidiaries entered into a financing agreement (the "Financing Agreement") with Foothill Capital Corporation ("Foothill") and certain other parties (collectively, the "Lenders") for three credit facilities aggregating $80 million. The credit facilities provided under the Financing Agreement terminate on August 13, 2002. One of the Lenders, Levine Leichtman Capital Partner II, L.P., is the beneficial owner of more than 5% of the Company's capital stock (as defined in Rule 13d-3 of the Exchange Act) by virtue of its ownership of a Lender Warrant and a Subordinated Note.

     The first credit facility under the Financing Agreement is a revolving credit facility (the "Foothill Revolver") for up to $15 million, subject to borrowing base restrictions related to accounts receivable of the Company and its subsidiaries. The Foothill Revolver bears interest at an annual rate equal to the prime rate plus 1.0%. On August 13, 1999 the Company drew $1.7 million under the Foothill Revolver in connection with the ULTRADATA acquisition. The interest rate on the Foothill Revolver was 9.5% at December 31, 1999.

     The second credit facility under the Financing Agreement is a term loan for $35 million (the "Term A Loan") that bears interest at an annual rate equal to the prime rate plus 2.0%. The Term A Loan has scheduled quarterly prepayments of principal beginning in the second quarter of 2000 that are expected to aggregate $19 million over the term of the loan; the expected remaining principal of $16 million is due on August 13, 2002. On August 13, 1999 the Company drew $35 million under the Term A Loan in connection with the ULTRADATA acquisition. The interest rate on the Term A Loan was 10.5% at December 31, 1999.

     The third credit facility under the Financing Agreement is a term loan for $30 million (the "Term B Loan") that bears interest at an annual rate equal to the prime rate plus 5.0%. The Term B Loan has no scheduled prepayments of principal. The Term B Loan is due in full on August 13, 2002. On August 13, 1999 the Company drew $30 million under the Term B Loan in connection with the ULTRADATA acquisition. The interest rate on the Term B Loan was 13.5% at December 31, 1999.

     In connection with the credit facilities provided under the Financing Agreement, the Company issued to the Lenders warrants (the "Lender Warrants") to purchase up to 381,822 shares of the common stock of the Company, which represented 5.0% of the fully diluted common stock of the Company at the date of issuance. The exercise price of the Lender Warrants is $10.00 per share. The Company has registered for resale the shares of common stock issuable upon exercise of the Lender Warrants. The Lender Warrants are exercisable through August 13, 2004. The Company also issued warrants to purchase 58,000 shares of common stock to the debt placement agent in connection with obtaining the credit facilities under the Financing Agreement. The warrants issued to the debt placement agent have the same terms as the Lender Warrants.

     On August 13, 1999 the Company also issued 10% Convertible Subordinated Discount Notes (the "Subordinated Notes") in the aggregate original face amount of $7.4 million (with original issue discount of $1.9 million). The Subordinated Notes are generally non-callable by the Company through August 13, 2002. Interest at 10% per annum accretes on the Subordinated Notes through August 13, 2002 and then becomes payable in cash by the Company if the Subordinated Notes are not redeemed or converted by that date. The Subordinated Notes are initially convertible into a maximum of 743,754 shares of the Company's common stock at the election of the holders. The actual number of shares into which the Subordinated Notes are convertible depends upon the date of conversion and the amount of interest accreted on the Subordinated Notes through the date of conversion. The conversion price of the Subordinated Notes is $10.00 per share. If the average closing price of the Company's common stock for the 10 trading days ending on August 12, 2000 is less than $10.00 per share, the conversion price will be reduced at that time to equal such average price. The Subordinated Notes are due on August 13, 2004 if not previously converted by that date. The Company received gross proceeds of $5.5 million upon issuance of the Subordinated Notes, all of which was used in connection the ULTRADATA acquisition.

     During the fourth quarter of 1999, we amended our financing agreements with the Lenders. In consideration for those amendments, we agreed to pay fees of 2% of the total loan commitments (a total of $1.7 million) and agreed to decrease the exercise and conversion prices of certain warrants and convertible notes held by the Lenders from $12.34 per share to $10 per share. The new exercise and conversion prices for the warrants were established at a 24% premium to the market price of our common stock at December 31, 1999.

     In connection with our acquisition of MECA in 1999, the Company assumed certain obligations under an employment agreement between MECA and Kathleen Bromage. Under the agreement Ms. Bromage is entitled to $175,000 a year base salary and short term and long term incentive awards. If Ms. Bromage is terminated other than for "cause" she is entitled to receive her base salary and short-term incentive awards for 12 months after termination.

     Also in connection with the MECA acquisition, we assumed certain obligations under an employment agreement between Paul Harrison, MECA's former President and MECA. Mr. Harrison served as a Vice President of Concentrex until October 1, 1999 when his employment ended. The obligations assumed include continuation through December 31, 2000 of Mr. Harrison's salary of $300,000 and his benefits. He is also entitled to payments of $543,344 due on January 31, 2000 and $1,281,733 due on January 31, 2001.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Act") requires the Company's directors and officers and persons owning more than 10% of the Company's Common Stock to file reports of initial ownership and changes in ownership of the Company's Common Stock with the Securities and Exchange Commission. The Company is required to disclose in this proxy statement any late filings of those reports made during the past fiscal year. To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company or otherwise in its files and on written representations from its directors, executive officers and ten percent shareholders that no other reports were required, the Company's officers, directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 1999, except that Messrs. Chapman, Chamness, Jett and Clement each filed a Form 5 for 1999 that reported one stock option grant from the Company which should have been reported on an earlier Form 5 for 1998, and Mr. Larlee and Ms. Roberts each filed a Form 5 for 1999 that reported two stock option grants from the Company which should have been reported on two earlier Form 5s, one for 1997 and one for 1998. The options reported in the above Form 5s were timely disclosed in all of the Company's other securities filings, including its proxy statements.

                                                                         ANNEX B

                       (ALLEN & COMPANY INC. LETTERHEAD)

July 14, 2000

Board of Directors
CFI ProServices, Inc.
d/b/a Concentrex Incorporated
400 SW Sixth Avenue
Portland, OR 97204

Gentlemen:

     We understand that CFI ProServices, Inc., d/b/a Concentrex Incorporated ("Concentrex") and John H. Harland Company ("Harland") are considering entering into a Merger Agreement with terms substantially as set forth in the draft dated July 14, 2000 (the "Merger Agreement") proposing to effect a transaction as described in the Merger Agreement and related documentation (the "Transaction").

     Pursuant to an engagement letter dated May 8, 2000, you have asked us to render our opinion as to the fairness of the Transaction from a financial point of view to the shareholders of Concentrex.

     Allen & Company Incorporated ("Allen"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes.

     As you know, Allen has been engaged by Concentrex since May 8, 2000, to render certain financial advisory services in connection with a potential sale of Concentrex. In connection with such engagement, Allen will receive a fee upon consummation of the Transaction. Eran S. Ashany, who is an officer of Allen and has participated in this engagement, also serves as a Director of Concentrex.

     Our opinion as expressed herein reflects and gives effect to information concerning Concentrex which we acquired during the course of this assignment, including information provided by senior management in the course of a number of discussions. We have not, however, conducted an independent appraisal of Concentrex's assets, or independently verified the information concerning Concentrex's operations or other data which we have considered in our review, and for the purpose of expressing our opinion set forth herein, we have assumed that all such information is accurate, complete and current.

     In arriving at our conclusion, we have considered, among other factors we deemed relevant, (i) the terms of the draft Merger Agreement and related documentation (which prior to the delivery of this opinion has not been executed by the parties); (ii) the nature of the operations and financial history of Concentrex, including discussions with senior management of Concentrex regarding the business and prospects of Concentrex relating to, among other things, Concentrex's operating budget and financial outlook; (iii) certain material contracts of Concentrex, including, but not limited to, the agreements related to its debt financing; (iv) Concentrex's filings with the Securities and Exchange Commission, including audited and unaudited financial statements for Concentrex; (v) the historical trading information for the common stock of Concentrex; (vi) certain financial and stock market information for certain other companies in businesses related to those of Concentrex; (vii) certain financial information relating to certain merger and acquisition transactions involving companies in businesses related to those of Concentrex; and (viii) certain publicly available information relating to premiums paid in certain selected merger and acquisition transactions. In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, market and industry conditions existing as of the date hereof as they may affect the business and prospects of Concentrex.

     It is understood that this letter is for the information of the Board of Directors of Concentrex and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Concentrex or Harland with the Securities and Exchange Commission with respect to the Transaction.

     The opinion rendered herein does not constitute a recommendation to shareholders of Concentrex as to whether to tender any or all of their shares in connection with the Transaction.

     Based upon and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the shareholders of Concentrex in connection with the Transaction is fair from a financial point of view.

                                          Very truly yours,

                                          ALLEN & COMPANY INCORPORATED

                                          By:    /s/ ROBERT H. COSGRIFF
                                            ------------------------------------
                                                     Managing Director

                                       B-2